Exhibit 99(i)(14)

                                STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION

                                           At a session of the Public Service
                                             Commission held in the City of
                                                New York on June 2, 2004

COMMISSIONERS PRESENT:

William M. Flynn, Chairman
Thomas J. Dunleavy
Leonard A. Weiss
Neal N. Galvin

CASE 00-E-1273 -  Proceeding on Motion of the Commission as to the Rates,
                  Charges, Rules and Regulations of Central Hudson Gas & Electric Corporation for Electric Service.

CASE 00-G-1274 -  Proceeding on Motion of the Commission as to the Rates,
                  Charges, Rules and Regulations of Central Hudson Gas & Electric Corporation for Gas Service.

                            ORDER MODIFYING RATE PLAN

                      (Issued and Effective June 14, 2004)

BY THE COMMISSION:

                                  INTRODUCTION

            This order adopts the terms set forth in a Joint Proposal submitted by Central Hudson Gas & Electric Corporation, staff of the Department of Public Service (Staff), and certain energy services companies or ESCOs (Strategic Power Management, Inc. and Small Customer Marketer Coalition). As a result, provisions established in conjunction with the company's rate plan in October 2001 will be modified, principally by prescribing future uses of the "Benefit Fund" held by the company on its customers' behalf; extending, with modifications, non-rate provisions that otherwise would expire June 30, 2004; and establishing new or expanded programs to encourage retail electric and gas competition.

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CASES 00-E-1273 and 00-G-1274

                   BACKGROUND AND TERMS OF THE JOINT PROPOSAL

            When we instituted the company's current electric and gas rate plan in October 2001,(1) we adopted various provisions that will expire June 30, 2004 although the rates can remain unchanged through June 2006. The terms due to expire include those governing the use of the Benefit Fund, in which the company has accrued generating plant sale proceeds and other credits; electric and gas service quality standards; programs to encourage retail competition; and, according to the company's and Staff's interpretation, the provisions for sharing of excess earnings. We also expected to review other rate plan features, notably assistance to low-income customers, at this time even though they are not due to expire in June.(2)

            Among other things, the Joint Proposal calls for a continuation of the major accounting assumptions on which the company's present revenue allowance is based. It continues to hold open the possibility that the Benefit Fund might be used to mitigate the revenue effects of future Commission decisions in generic cases such as the Unbundling, Competitive Markets, or Stand-By Rate proceedings; and it continues the current provisions whereby the Benefit Fund may be applied to make up any difference between electric revenues, and the lesser of the revenue allowance or the revenue needed to achieve a 10.5% equity return.

            For service quality, the parties propose a potential 25 basis point assessment which for the immediate future would be based entirely on the Customer Satisfaction Index (CSI). Eventually, half that assessment would be linked instead to the PSC Complaint Rate, but not before 2005 and not before the completion of a new collaborative process to consider adaptation, for Central Hudson, of whatever conclusions we may reach

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(1) Cases 00-E-1273 and 00-G-1274, Order Establishing Rates (issued October 25,
2001).

(2) Cases 00-E-1273 and 00-G-1274, Order Establishing Further Procedures (issued October 29, 2003).

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CASES 00-E-1273 and 00-G-1274

regarding design of a complaint rate mechanism for Verizon, Inc. The CSI formula would be subject to periodic review. For electric and gas reliability, the Joint Proposal offers standards for the period beyond June 2004 when the current standards are due to expire. For the company's low-income program, the current funding level and customer participation targets would remain in effect at least through June 2006; and program results would be reported quarterly, according to a prescribed list of evaluation criteria. Hudson Valley Energy Savers, which administers a low-income purchase aggregation program, could apply to us for continued support from the Benefit Fund for 2005, upon showing that its continued viability would not depend entirely on that fund.

            Apart from the "public policy programs" above, the Joint Proposal offers measures to continue or strengthen the company's retail competition initiatives. In addition to measures we have instituted as part of the current rate plan, a Market Match program on the company's Web site would allow exchange of price and usage information among ESCOs and customers whose peak demand exceeds 250 kilowatts. A Market Expo would enable such customers to meet with ESCOs and Central Hudson to explore price offerings. The company would have the opportunity to earn a migration incentive (i.e., increase the earnings threshold that triggers sharing of excess earnings with customers) depending on the percentage of total electric or gas customers that migrate to unbundled delivery service each year under the company's Retail Access Program. Up to $250,000 from the Benefit Fund would be allocated annually to educate customers about competitive opportunities. The parties would convene a collaborative to consider practices that might enhance retail access for electric and gas customers, in areas such as pipeline capacity acquisition, access, and billing; gas balancing and cash-out requirements for marketers; and Central Hudson's referrals of its customers to ESCOs. Up to $500,000 from the

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CASES 00-E-1273 and 00-G-1274

Benefit Fund would be reserved for a possible advanced metering initiative.

            Finally, the Joint Proposal addresses other uses of the Benefit Fund. The $42.5 million portion currently treated as a rate base offset would continue to be used for that purpose. An annual allocation of $10 million for gas manufacturing site remediation would continue. The amount allocated for distribution system reinforcement (the Reliability Improvement Program) would not be replenished after its exhaustion in June 2004.

            The current rate plan's program of refunds to customers ($45 million approved in October 2001, and the additional $6 million approved in October
2002)(3) would be phased out after June 2004, with a final, $3 million refund to residential and small commercial customers in Service Classification (S.C.) 1 and 2 in the year ending June 30, 2005. However, the $6.6 million annual commitment to economic development, which we also authorized in October 2002, would continue through May 2007. The company could use the Benefit Fund to offset undercollections of pension and other post-employment benefit (OPEB) expense resulting from inadequacy of the pension and OPEB allowance under the current rate plan.(4)

            The Joint Proposal was filed March 29, 2004, after about five months of negotiations on notice to all interested parties. Initial statements supporting and opposing the Joint Proposal were filed April 26, 2004, and replies May 6, 2004, by Central Hudson; Staff; Multiple Intervenors (MI), representing large commercial and industrial energy customers in Central Hudson's territory and elsewhere; and the New York State Consumer

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(3) Cases 00-E-1273 and 00-G-1274, Order Authorizing Benefit Fund Disbursements
(issued October 3, 2002).

(4) The points noted here are simply highlights of the Joint Proposal. For a complete statement of its terms, one must rely on the Proposal itself, which is attached as the Appendix accompanying this order.

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CASES 00-E-1273 and 00-G-1274

Protection Board (CPB). Comments from the general public were invited but none was received.

                                ISSUES PRESENTED

            MI and CPB ask that we reject the proposed terms or at least modify them. The opponents' criticisms concern five aspects of the Joint Proposal. We conclude that their objections, considered individually or collectively, provide no adequate reason to adopt terms different from those in the Joint Proposal.

            First, MI and CPB advocate additional refunds for electric customers in S.C. 13, such as MI's constituents. Rather than end the past years' series of approximately $15 million annual refunds with a final disbursement of $3 million to S.C. 1 and 2, MI would have us refund $15 million to S.C. 1, 2, and 13 in the year ending June 30, 2005, and preserve the possibility of additional refunds in subsequent years. Alternatively, should we direct only a $3 million refund to S.C. 1 and 2, MI proposes an immediate flow-through to S.C. 13 of all Transition Power Agreement (TPA) and Purchased Power Agreement (PPA) benefits. These amounts, representing the difference between prevailing market prices and the amounts actually paid by Central Hudson for purchased power, currently are subject to being "banked"; that is, they are flowed through to customers only at a rate such that the customer will not experience a negative bill for delivery service in any month.

            MI says there has been no change justifying a departure from our original rationale for including S.C. 13 in the allocation of refunds under the current plan, namely that the Fund comprises amounts paid in by all electric customers. MI and CPB argue that more generous refunds would be reasonable because the Joint Proposal contemplates allocating more Benefit Fund amounts than necessary to mitigate the deficiency in pension and OPEB accruals; and because we should mitigate bill increases resulting from the TPA's expiration on October 31, 2004.

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CASES 00-E-1273 and 00-G-1274

According to MI, if we adopt the Joint Proposal's provisions whereby Benefit Fund refunds would continue only for classes other than S.C. 13, then "equity" requires a countervailing new benefit for S.C. 13 in the form of an immediate refund of the heretofore banked TPA and PPA benefits.

            Staff responds, in part, that bill impacts are an inappropriate concern if, as here, bill increases may be expected not because of rate increases but because of the exhaustion of mitigators such as Benefit Fund refunds and TPA and PPA credits. Moreover, Staff argues, the TPA benefits are determined by reference to market prices and therefore are a function of market conditions, so that the opponents' request for bill mitigation constitutes a procedurally impermissible challenge to our policies favoring competition.

            As CPB has documented, we undoubtedly retain and commonly exercise discretion to consider bill impacts caused by market conditions and other factors besides base rate increases. Nevertheless, we agree with the proponents that the TPA benefits' link to market conditions makes the bill impact of the TPA expiration highly speculative. And, given the potential impact of pension and OPEB deficiencies in the company's next rate case, we cannot reasonably accept the opponents' optimism that the Benefit Fund will provide adequate mitigation of future rate increases if it is depleted through refunds to the extent sought by the opponents now.

            Nor do we accept MI's proposition that equity requires a benefit to S.C. 13, through a flow-through of banked TPA credits, merely because the Joint Proposal's terms would benefit S.C. 1 and 2 in other respects. An equitable allocation of burdens and benefits among customers depends on numerous considerations beyond a simplistic inquiry whether a particular class received a given benefit under an old rate plan as compared with a new one. And bill impacts are relevant in that regard, as the opponents themselves assert. Notwithstanding MI's observation that S.C. 13's base rates are nothing less than cost

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CASES 00-E-1273 and 00-G-1274

based, the proponents are entirely correct that S.C. 13 has been deriving major economic advantages from TPA and PPA benefits.

            The opponents' second basic objection is (as mentioned above) that we should provide refunds larger than those recommended in the Joint Proposal, by reducing the amount of the Benefit Fund that could be used to offset the deficiency in pension and OPEB accruals. MI proposes a $30 million cap on the amount allocable to pension and OPEB expense. MI and CPB argue that, regardless of offsets from the Benefit Fund, the deficiency may shrink because of stock price increases, federal Medicare legislation that will reward employers for providing prescription drug coverage for their retirees,(5) and legislation authorizing calculation of pension liabilities using rates other than the 30-year Treasury bond rate.(6) MI and CPB contrast the Joint Proposal with our decisions requiring shareholders to partake in the burden of pension and OPEB accruals,(7) arguing that Central Hudson's earnings levels justify a similar shareholder contribution here.

            The opponents' arguments fail to come to grips with the evidence that the Joint Proposal's allocation of Benefit Fund amounts to pensions and OPEBs will suffice only to offset the present deficiency. It is not expected to alleviate the additional deferrals expected to accrue during the remainder of the rate period after June 2004, regardless of whether pension and OPEB expense may decrease at that time because of changes in market conditions and federal law. As for shareholder contributions in other companies' cases, it is pointless to focus on one such requirement in isolation without reference to the panoply of other measures and assumptions that determined the

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(5) 42 USC ss.1395w-132(a)(1) (2004).

(6) Public Law No. 108-218, 108th Congress (April 10, 2004).

(7) Case 00-G-1858, National Fuel Gas Dist. Corp. - Rates, Order Establishing Rate and Restructuring Plans (issued September 18, 2003); Case 03-E-0797, Orange & Rockland Utilities, Inc. - Rate Plan Extension, Order Adopting the Terms of a Joint Proposal (issued October 23, 2003).

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CASES 00-E-1273 and 00-G-1274

other companies' rates. (As Central Hudson observes, for example, the other companies' excess earnings thresholds are substantially different from those proposed here.) In sum, the end result advocated by the opponents would be the same as under the Joint Proposal, but with more rate volatility. Amortization of the pension and OPEB deferrals is a legitimate cost of service incurred for reasons beyond the company's control, and there is no basis for concluding that the Joint Proposal would be more fair or balanced if it assigned customers a heavier cost burden in the next rate case in exchange for larger refunds now.

            The opponents' third objection concerns the proposed earnings sharing thresholds. They dispute the proponents' claim that any sharing threshold whatsoever provides customers a benefit because the present thresholds will expire at the end of June 2004; according to the opponents, the present rate plan can be construed as leaving the thresholds in place indefinitely until modified. And, if the benchmark for comparison with the Joint Proposal is the current formula (rather than expiration of all sharing), the opponents note that the current regime provides customers a larger percentage share of earnings, as compared with the Joint Proposal's formula, should the company earn an equity return in a range from 11.3% through 14.0%. Customers now share 50% of earnings in that range, rather than the 35% specified in the Joint Proposal.

            The opponents acknowledge that customers would fare better under the Joint Proposal than under the current formula should the company earn from 10.5% through 11.3%, a range where the company would retain only 70% of earnings under the Joint Proposal as compared with 100% at present. Nevertheless, they oppose even the possibility of an inferior outcome for customers at any earnings level. Instead of the Joint Proposal's provision for a 30% customer share when earnings exceed 10.5% (escalating to a 100% share of earnings over 14.0%, as at present), and instead of the current provision for 50% sharing when earnings

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CASES 00-E-1273 and 00-G-1274

exceed 11.3%, MI proposes to start 50% sharing when earnings exceed 10.3%.

            Bearing in mind that a test of a negotiated proposal's reasonableness is whether it approximates a litigated outcome, we see no significant disparity between the Joint Proposal's earnings sharing formula and the likely results of litigation among parties who evidently dispute whether the current formula remains enforceable beyond June 2004. As the 100% customer share of earnings above 14.0% is common to both the current formula and the Joint Proposal, the issue becomes whether the Joint Proposal's provision for a 30% customer share starting at 10.5% and a 35% customer share starting at 11.3% is a reasonable substitute for the current 50% share starting at 11.3%.

            In practical terms, customers would fare better under the Joint Proposal than under the current formula should earnings range from 10.5% to 12.9%, because only after earnings surpass a 12.9% "break-even point" (and until they reach 14.0%) would the dollar amount allocated to shareholders under the Joint Proposal start to exceed the shareholders' present allocation.(8) We conclude that the Joint Proposal produces a fair trade, in which customers risk receiving a reduced percentage share of earnings from 11.3% to 14.0% in exchange for an opportunity to share earnings in the range of 10.5% through 11.3% and to receive an increased dollar share should earnings range from 10.5% through 12.9%.

            The opponents' fourth criticism relates to the proposed customer migration incentive, which would offer the company an increase of up to 30 basis points in the earnings threshold as a reward for migration to competitive retail energy services. According to MI, an incentive is inappropriate when the company has been overearning; migration is an unsuitable target for incentives because it depends on conditions outside the company's control; the proposed incentives are too generous and should be coupled with a possibility of reductions, and not only increases,

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(8) Attachment A of Staff's Initial Statement.

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CASES 00-E-1273 and 00-G-1274

in the earnings threshold; and the incentive would be an unjustifiably costly duplication of the Joint Proposal's provisions for a campaign to educate customers about competition.

            Central Hudson's past or current earnings level has no discernible bearing on the issue, as we are adopting provisions that reasonably allocate excess earnings between shareholders and customers. Otherwise, the opponents' criticisms are misplaced because the proposed incentive program and the educational campaign in combination are fully consistent with the policies and methods we generally are pursuing to encourage competitive retail access. Particularly in Central Hudson's service territory, where competition has yet to reach its full potential, the modest expenditures at issue--$250,000 annually for customer education, and a migration incentive of up to $219,000 annually-- are likely to produce greater benefits for customers than diverting these amounts to additional refunds as the opponents suggest.

            Fifth and finally, the opponents criticize the Joint Proposal's provision for an advanced electric metering initiative at a cost of $500,000. MI and CPB argue that the expenditure would provide more tangible benefits if it were used to augment customer refunds or to offset rate base; metering might be funded from other sources; and the program probably will fail because the parties assertedly have made no progress in this area since 2001, when we first ordered such an initiative at the inception of the company's current rate plan. However, we agree with the proponents that the funding commitment in the Joint Proposal, by clarifying the amount of resources available, is likely to result in specific proposals for a cost-effective metering program. And, here again, it would be shortsighted to use the $500,000 for refunds or rate base offsets when it represents an opportunity to achieve greater customer benefits through enhanced competition.

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CASES 00-E-1273 and 00-G-1274

                                   CONCLUSIONS

            The arguments detailed above may all be summarized as disagreements about how we should exercise our discretion to allocate the resources addressed in the Joint Proposal. Thus, for example, benefits could be returned to customers now, as additional refunds or rate base offsets, rather than later, as a reduction in the pension and OPEB liabilities recoverable through future rates. The allocation of refunds, as between S.C. 13 customers and S.C. 1 and 2 customers, could be shifted. The relative burdens assigned to shareholders and customers, under the provisions regarding pensions and OPEBs and earnings sharing, could be reallocated. And portions of the Benefit Fund could be redirected from one purpose to another, as the opponents advocate in seeking to deny the proposed funding for competitive initiatives.

            However, we are unpersuaded by the opponents' arguments not only for the specific reasons noted above but also because the overall balance of interests in the Joint Proposal--though not the only outcome permissible within the scope of our discretion--is a reasonable outcome. For the reasons cited above and in the proponents' statements supporting the Joint Proposal, we find that the proposed terms deserve approval according to the criteria in our Settlement Guidelines, namely that they reflect agreement among the typically adverse parties that have signed the Joint Proposal, comport with relevant law and public policy, have a rational basis, reasonably balance shareholder and customer interests, and approximate a litigated outcome.(9)

            Moreover, we find that the proponents have satisfied their burden of showing that adoption of the Joint Proposal's terms will promote the public's interest in creating a more efficient, equitable, and competitive energy market, in a manner consistent with our statutory obligation to ensure safe and adequate service at just and reasonable rates pursuant to the

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(9) Case 90-M-0255, Settlement Procedures and Guidelines, Opinion and Order No.
92-2 (issued March 24, 1992).

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CASES 00-E-1273 and 00-G-1274

Public Service Law. We therefore will direct and authorize the company to implement the proposed terms.

The Commission orders:

            1. The terms of the Joint Proposal filed in this proceeding March 29, 2004 are adopted in their entirety and are incorporated as part of this order. Central Hudson Gas & Electric Corporation (Central Hudson) is authorized and directed to comply with those terms.

            2. Central Hudson is authorized and directed to file such tariff changes as are necessary to effectuate the Joint Proposal's terms as adopted in this order. These changes shall be allowed to become effective on a temporary basis on one day's notice. The company shall serve copies of its filing upon all parties to this proceeding. Any comments on the compliance filing must be received at the Commission's offices within 30 days of service of the company's proposed amendments. The amendments specified in the compliance filing shall not become effective on a permanent basis until approved by the Commission and will be subject to refund if any showing is made that the revised rates are not in compliance with this order. The requirement of ss.66(12)(b) of the Public Service Law as to newspaper publication of the filed tariff changes is waived.

            3. These proceedings are continued.

                                                 By the Commission,


      (SIGNED)                                  JACLYN A. BRILLING
                                                     Secretary